FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibit is furnished with this Form 6-K:

99.1         Material Change Report

The Material Change Report, filed on September 24, 2013, including Schedule “A” – News Release, is attached in its entirety to this Form 6-K.

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" (within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause its actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are out of the Company’s control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the Brisas Arbitration, actions by the Venezuelan government, economic and industry conditions influencing the future sale of Brisas Project related equipment, conditions or events impacting the Company’s ability to fund its operations or service its debt, and the overall impact of misjudgments in the course of preparing forward-looking information.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out above, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company’s arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company’s convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by the Company; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" contained in the Company's Annual Information Form and Annual Report on Form 40-F filed on sedar.com and sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com  and www.sec.gov, respectively.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 24, 2013

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

Exhibit 99.1 Material Change Report

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102 AND SECTION 5.2 OF
MULTILATERAL INSTRUMENT 61-101

1.             Name and Address of Company

Gold Reserve Inc. (the “Company”  or the “issuer”)
926 W. Sprague Avenue, Suite 200
Spokane, Washington
99201

2.             Date of Material Change

September 20, 2013

3.             News Release

The news release attached hereto as Schedule “A” announcing the material change described herein was issued through CNW Group at Spokane, Washington on September  20, 2013, and filed on SEDAR.

4.             Summary of Material Change

As described in the news release attached hereto as Schedule “A” (which news release is incorporated herein), the Company has issued an additional 250,000 units of securities of the Company (each, a “Unit”) at a price of US$3.00 per Unit for gross proceeds in the amount of US$750,000 to arm’s length subscribers.

5.             Full Description of Material Change

The Company closed the second and final tranche of its previously announced non-brokered private placement (the “Private Placement”). In such tranche, the Company issued an additional 250,000 units of securities of the Company (each, a ““Unit”) at a price of US $3.00 per Unit for gross proceeds in the amount of US $750,000 to arm’s length subscribers.   Previously, on August 28, 2013, in the closing of the first tranche of the Private Placement, the Company issued 1,500,000 Units to certain related parties.  See news release dated August 28, 2013 and material change report dated September 7, 2013 for additional details, both of which are available on SEDAR.

Each Unit comprises one Class A common share of the Company (each, a ““Common Share”) and one-half of one Common Share purchase warrant (each whole such warrant, a “Warrant”), with each Warrant exercisable by the holder until September 20, 2015 to acquire one Common Share at a price of US $4.00 per share.  In total in the Private Placement, the Company  issued 1,750,000 Units for aggregate gross proceeds of US $5,250,000 to the Company.  The proceeds are to be used by the Company for general working capital purposes.

6.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.             Omitted Information

Not Applicable.

8.             Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.             Date of Report

September 24, 2013.

Schedule “A”
News Release

NR-13-10

GOLD RESERVE INC. CLOSES SECOND AND FINAL TRANCHE OF PRIVATE PLACEMENT

SPOKANE, WASHINGTON, September 20, 2013

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to announce the closing of the second and final tranche of its previously announced non-brokered private placement (the “Private Placement”) (See the Company’s news releases dated August 14 and 28, 2013). In this tranche, the Company has issued an additional 250,000  units of securities of the Company (each, a “Unit”) at a price of US $3.00 per Unit for gross proceeds in the amount of US $750,000 to arm’s length subscribers.   Each Unit comprises one Class A common share of the Company (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole such warrant, a “Warrant”), with each Warrant exercisable by the holder until September 20, 2015 to acquire one Common Share at a price of US $4.00 per share.  In total in the Private Placement, the Company has issued 1,750,000 Units for aggregate gross proceeds of US $5,250,000 to the Company.  The proceeds are to be used by the Company for general working capital purposes.

No commission or finder’s fee was paid in connection with the Private Placement. The Common Shares and the Warrants were offered pursuant to exemptions from the prospectus and, to the extent applicable, registration requirements, of applicable securities legislation and are subject to a hold period in Canada expiring on January 21, 2014.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov  and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.